One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

STEPHEN FERRARA

stephen.ferrara@dechert.com
+1 617 728 7134 Direct
+1 617 275 8418 Fax

May 5, 2014

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          The Hartford Alternative Strategies Fund (SEC File No. 811-22610) (the “Fund”)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided telephonically to me on April 16, 2014 with respect to the Fund’s registration statement filed on Form N-1A on February 28, 2014.  On behalf of the Fund, we have reproduced your comments below and provided the Fund’s responses immediately thereafter.  We note that the Fund’s registration statement was not filed under the Securities Act of 1933, as amended, and that the Fund’s shares are not publicly offered.  To the extent that the Fund considers revising the registration statement in connection with a comment below, it will do so in connection with a filing made in the ordinary course of updating the Fund’s registration statement and the Fund does not intend to file an amended registration statement to specifically respond to these comments.  Capitalized terms have the meanings attributed to such terms in the registration statement.

1.        Comment:                                     The Principal Investment Strategy section indicates that the Fund may invest in fixed income securities. Accordingly, please include a discussion of the maturity of the securities in which the Fund invests.

Response:                                        The Fund may invest in fixed income securities of any maturity. The Fund will revise its disclosure consistent with this comment in a future filing.

2.        Comment:                                     Please include a parenthetical indicating that non-investment grade securities are also referred to as “junk bonds.”

Response:                                        The Fund will revise its disclosure consistent with this comment in a future filing.

3.        Comment:                                     The Principal Investment Strategy section indicates that the Fund may invest in common stock. Accordingly, please disclose the market capitalization of the securities in which the Fund invests. If there is no limitation on the market capitalization of the securities in which the Fund may invest, please state that the Fund may invest in any market capitalization.

Response:                                        The Fund may invest in common stocks of all market capitalizations. The Fund will revise its disclosure consistent with this comment in a future filing.

4.        Comment:                                     If the Fund will sell credit default swaps, please discuss supplementally how the Fund intends to cover its obligations under such swaps. In this regard, the SEC staff expects that the Fund will cover the full notional value of the swap.

Response:                                        It is the current policy of the Hartford Funds to cover the full notional value of the swap agreement where a fund writes protection by means of a credit default swap.

5.        Comment:                                     If the Fund invests in total return swaps, please confirm that the Fund is aware of the following: (i) Investment Company Act Release No. 10666 (Apr. 18, 1979); (ii) that the staff’s position regarding asset coverage is under review; and (iii) that the staff could issue future guidance related to asset coverage, which could impact the manner in which the Fund operates. Please also confirm that the Fund will properly collateralize any total return swaps in accordance with the available guidance from the SEC and the staff.

Response:                                        The Fund confirms that it is aware of (i) Release 10666; (ii) that the staff’s position regarding asset coverage is under review; and (iii) that the staff could issue future guidance related to asset coverage, which could impact the manner in which the Fund operates. The Fund also confirms that it will properly collateralize any total return swaps in accordance with available guidance from the SEC and the staff.

6.        Comment:                                     The “Derivatives Risk” risk tile states that “the fund’s exposure could far exceed the value of its portfolio securities and its investment performance could be primarily dependent upon securities it does not own” due to its investments in derivatives. Accordingly, please discuss the Fund’s use of leverage in the Principal Investment Strategy section.

Response:                                        The Fund notes that the Principal investment Strategy section includes the following disclosure regarding the Fund’s use of derivatives:

“The Fund will use derivatives in pursuit of its investment objective, to manage portfolio risk and/or to replicate securities the Fund could buy directly. The Fund may actively manage market exposure through the use of derivatives, which may include futures, forwards, options, swaps, structured notes and spot transactions. Derivatives will be used to obtain long or short exposure to a particular security, asset class, region, industry, currency, commodity, or index, or to other securities, groups of securities, or events.”

In addition, the Fund notes that “Derivatives Risk,” which includes a description of leverage under the “Leverage Risk” subheading, is included in the Main Risks section of the prospectus. The Fund believes that, taken together, this disclosure adequately describes both the Fund’s use of derivatives and the attendant risks and the Fund does not believe any additional information regarding derivatives or leverage is necessary.

Sincerely,

/s/ Stephen R. Ferrara
Stephen R. Ferrara

cc:                  Alice A. Pellegrino
John V. O’Hanlon